UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Digitas Inc.

(Name of Subject Company (Issuer))

Digitas Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

Thomas M. Lemberg

Executive Vice President: General Counsel and

Strategic Relationships

Digitas Inc.

The Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 867-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Margaret A. Brown, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$24,999,999.15	$2,022.50

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 6,426,735 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $3.89.

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,022.50

Form or Registration No.:	Schedule TO

Filing Party:	Digitas Inc.

Date Filed:	February 25, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer by Digitas Inc., a Delaware corporation (“Digitas”), to purchase up to 6,426,735 shares of common stock, par value $0.01 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $3.89 per share, net to the seller in cash, without interest. Digitas’ offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 2003, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Digitas on March 11, 2003, and in the related Letter of Transmittal which, as amended and supplemented from time to time, together constitute the offer. This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The information in the Offer to Purchase, as amended, and the related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.    Additional Information.

Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

On March 25, 2003, Digitas issued a press release announcing the preliminary results of the tender offer. A copy of this press release is filed as exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(iv)	Press Release dated March 25, 2003

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAS INC.

By:	/s/ Thomas M. Lemberg
Name: Thomas M. Lemberg Title: Executive Vice President: General Counsel and Strategic Relationships

Date:  March 25, 2003

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EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated February 25, 2003***

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)***

(a)(1)(iii)	Notice of Guaranteed Delivery***

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees***

(a)(5)(i)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees***

(a)(5)(ii)	Letter to Stockholders dated February 25, 2003***

(a)(5)(iii)	Summary of Advertisement***

(a)(5)(iv)	Press Release dated March 25, 2003

(b)	None

(d)(A)	Warrant Agreement between Bronner Slosberg Humphrey Co. and Positano Partners Ltd. dated January 9, 1999*

(d)(B)	Employment Agreement between Bronner Slosberg Humphrey LLC and David W. Kenny dated January 6, 1999**

(d)(C)	Form of Employment Agreement between Digitas Inc. and each of Jeffrey J. Cote, Thomas M. Lemberg and Robert L. Cosinuke***

(g)	None

(h)	None

*	Incorporated by reference to Exhibit 10.18 to Digitas’ Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission.

**	Incorporated by reference to Exhibit 10.24 to Digitas’ Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission

***	Previously filed.

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